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15046951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
403

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Financial Plus, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2017 St. John Ave., Suite A
(No. and Street)

Dyersburg (City) TN (State) 38024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Thomas Hopper (731) 285-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander, Thompson, Arnold PLLC
(Name – *if individual, state last, first, middle name*)

185 N. Church Street (Address) Dyersburg (City) TN (State) 38024 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 3/5/15

OATH OR AFFIRMATION

I, __J. Thomas Hopper____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____First Citizens Financial Plus, Inc.____, as of _December 31_________________________________, 2014___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CITIZENS FINANCIAL PLUS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2014 and 2013

FIRST CITIZENS FINANCIAL PLUS, INC.
TABLE OF CONTENTS

Financial Section

Supplementary Information Section

Agreed Upon Procedures Section

Compliance Section

FINANCIAL SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

185 North Church St.
Dyersburg, TN 38024

Phone 731.285.7900
Fax 731.285.6221
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Citizens Financial Plus, Inc.

We have audited the accompanying financial statements of First Citizens Financial Plus, Inc., (a Tennessee corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, comprehensive income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Citizens Financial Plus, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Plus, Inc., as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of First Citizens Financial Plus, Inc.'s financial statements. The supplemental information is the responsibility of First Citizens Financial Plus, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 26, 2015

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

	2014	2013
ASSETS		
Current assets		
Cash and cash equivalents	$ 176,468	$ 138,777
Certificates of deposit	1,538,768	1,374,371
Accrued interest receivable	1,323	849
Prepaid expense	3,798	11,258
Commissions receivable	47,127	56,026
Total current assets	1,767,484	1,581,281
Fixed assets		
Furniture and equipment, net	9,258	21,129
Total assets	**$ 1,776,742**	**$ 1,602,410**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accrued taxes	$ 45,599	$ 50,611
Accrued commissions	22,129	24,407
Accrued retirement	51,066	47,439
Other liabilities	21,075	16,691
Total current liabilities	139,869	139,148
Stockholders' equity		
Capital stock, $250 par value - 1,000 shares authorized; 807 shares issued and outstanding in 2014 and 2013	201,750	201,750
Additional paid-in capital	280,000	280,000
Retained earnings	1,156,355	982,141
Accumulated other comprehensive loss	(1,232)	(629)
Total stockholders' equity	1,636,873	1,463,262
Total liabilities and stockholders' equity	**$ 1,776,742**	**$ 1,602,410**

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2014 and 2013

	2014	2013
Income		
Commissions earned	$ 1,443,479	$ 1,370,923
Interest income	3,819	4,608
Miscellaneous	5,144	4,850
Total Income	1,452,442	1,380,381
Expenses		
Salaries and employee benefits	490,299	485,115
Commissions	415,255	367,292
Occupancy expenses	62,706	62,254
Depreciation	11,871	17,122
Office expenses	8,468	9,731
Advertising	28,040	34,477
Affiliation fees	46,559	51,365
Other fees	5,965	4,236
Computer services	19,815	14,078
Regulatory costs	13,998	16,673
Professional services	39,886	9,697
Dues and subscriptions	7,420	4,010
Repair and maintenance	4,148	5,681
Travel and seminars	318	2,909
Other expenses	2,881	897
Total Expenses	1,157,629	1,085,537
Income before income taxes	294,813	294,844
Provision for income tax expense	120,599	120,612
Net Income	**$ 174,214**	**$ 174,232**
Earnings per share	$ 215.88	$ 215.90
Weighted average shares outstanding	807	807

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2014 and 2013

	2014	2013
Net income	$ 174,214	$ 174,232
Other comprehensive income, net of tax		
Unrealized gains (losses) on certificates of deposit:		
Unrealized gains (losses) arising during the period	(603)	(1,667)
Reclassification adjustments for (gains) losses included in net income	-	-
Net unrealized gains (losses)	(603)	(1,667)
Total comprehensive income	$ 173,611	$ 172,565

Related tax effects allocated to each component of comprehensive income were as follows:

	Before-tax amount	Tax Expense or Benefit	Tax Expense or Benefit
Year ended December 31, 2014			
Unrealized gains (losses) on certificates of deposit:			
Unrealized gains (losses) arising during the period	$ (976)	$ 373	$ (603)
Reclassification adjustments for (gains) losses included in net income	-	-	-
Net unrealized gains (losses)	$ (976)	$ 373	$ (603)
Year ended December 31, 2013			
Unrealized gains (losses) on certificates of deposit:			
Unrealized gains (losses) arising during the period	$ (2,698)	$ 1,031	$ (1,667)
Reclassification adjustments for (gains) losses included in net income	-	-	-
Net unrealized gains (losses)	$ (2,698)	$ 1,031	$ (1,667)

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2014 and 2013

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance - January 1, 2013	$ 201,750	$ 280,000	$1,057,909	$ 1,038	$ 1,540,697
Cash dividends paid			(250,000)		(250,000)
Net income			174,232		174,232
Adjustment of unrealized losses on certificates of deposit	-	-	-	(1,667)	(1,667)
Balance - December 31, 2013	**201,750**	**280,000**	**982,141**	**(629)**	**1,463,262**
Net income	-	-	174,214	-	174,214
Adjustment of unrealized losses on certificates of deposit	-	-	-	(603)	(603)
Balance - December 31, 2014	**$ 201,750**	**$ 280,000**	**$1,156,355**	**$ (1,232)**	**$ 1,636,873**

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Years Ended December 31, 2014 and 2013

	2014	2013
Total Liabilities	$ 139,869	$ 139,148
Liabilities Subordinate to General Creditors	$	$

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2014 and 2013

	2014	2013
Operating activities		
Net income	$ 174,214	$ 174,232
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for depreciation	11,871	17,122
Decrease (increase) in accrued interest receivable	(474)	385
Decrease (increase) in prepaid expenses	7,460	10,275
Decrease (increase) in commissions receivable	8,899	52,252
Increase (decrease) in accrued taxes	(5,012)	6,772
Increase (decrease) in accrued commissions	(2,278)	(7,381)
Increase (decrease) in accrued retirement	3,627	2,249
Increase (decrease) in other liabilities	4,384	(6,410)
Net cash provided by operating activities	202,691	249,496
Investing activities		
Redemption (purchase) of certificates of deposit	(165,000)	(25,000)
Net cash used by investing activities	(165,000)	(25,000)
Dividends		
Cash dividends paid	-	(250,000)
Increase (Decrease) in Cash and Cash Equivalents	**37,691**	**(25,504)**
Cash and cash equivalents at beginning of year	138,777	164,281
Cash and cash equivalents at end of year	$ 176,468	$ 138,777
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	**$ 125,612**	**$ 113,840**

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of First Citizens Financial Plus, Inc., conform to generally accepted accounting principles and are summarized as follows:

A. Organization

The Company was chartered on January 28, 1985, in the State of Tennessee as a wholly owned subsidiary of First Citizens National Bank, Dyersburg, Tennessee. The Company began operations on June 3, 1985. In December 1988, the Company was accepted as a member with the National Association of Securities Dealers (NASD) and was granted registration as a broker/dealer with the State of Tennessee. As required by the Securities Exchange Commission Act of 1934, under Rule X-17-F-la, First Citizens Financial Plus, Inc., is registered with the Securities Information Center. As of December 31, 2014 and 2013, the Company is in good standing with the Securities Information Center.

B. Nature of Operations

The Company provides securities, brokerage services, and investment advice to customers, primarily located in the West Tennessee area.

C. Basis of Accounting

The financial statements of the Company are presented using the accrual basis of accounting.

D. Commissions Receivable

Trade accounts receivables are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

E. Revenue Recognition

The Company recognizes fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in fee income for the Company with the amount of the fee being negotiated on each respective transaction.

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank and money market savings with a maturity date of less than ninety days.

H. Fixed Assets

Fixed assets of the Company are recorded at cost and are depreciated over their estimated useful lives utilizing the straight-line method.

I. Certificates of Deposit

Certificates of Deposit are carried at fair value, and unrealized gains (and losses, if any) are recognized as direct increases (or decreases) to accumulated other comprehensive income except for other-than-temporary impairment losses which are recognized against earnings, if any. There were no realized gains or losses (including no other-than-temporary impairment losses) recognized in 2013 or 2014. As of December 31, 2013 and 2014 the Company had unrealized losses of $629 and $1,232, respectively.

J. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

K. Advertising Costs

Advertising costs are expensed as incurred.

L. Fair Value

Fair value measurements determined under guidance provided by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" are used to record recurring fair value adjustments to certificates of deposit. There are no assets or liabilities on the balance sheets measured at fair value on a recurring or non-recurring basis. ASC 820 outlines the following three acceptable valuation techniques may be used to measure fair value:

a. Market approach—The market approach uses prices and other relevant information generated by market transactions involving identical or similar assets or liabilities. This technique includes matrix pricing that is a mathematical technique used principally to value debt securities without relying solely on quoted prices for specific securities but rather by relying on securities' relationship to other benchmark quoted securities.

b. Income approach—The income approach uses valuation techniques to convert future amounts such as earnings or cash flows to a single present discounted amount. The measurement is based on the value indicated by current market expectations about those future amounts. Such valuation techniques include present value techniques, option-pricing models (such as the Black-Scholes formula or a binomial model), and multi-period excess earnings method (used to measure fair value of certain intangible assets).

c. Cost approach—The cost approach is based on current replacement cost which is the amount that would currently be required to replace the service capacity of an asset.

Valuation techniques are selected as appropriate for the circumstances and for which sufficient data is available. Valuation techniques are to be consistently applied, but a change in a valuation technique or its application may be made if the change results in a measurement that is equally or more representative of fair value under the circumstances. Revisions resulting from a change in valuation technique or its application are accounted for as a change in accounting estimate which does not require the change in accounting estimate to be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods. ASC 820 also establishes a hierarchy that prioritizes information used to develop those assumptions. The level in the hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company considers an input to be significant if it drives more than 10% of the total fair value of a particular asset or liability. The hierarchy is as follows:

Level 1 Inputs (Highest ranking): Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs may include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted market prices that are observable for the assets and liabilities such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs (Lowest ranking): Unobservable inputs for determining fair values of assets and liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets and liabilities.

Recurring valuations are measured regularly for certificates of deposit based fair value measurements obtained from a third party vendor. The fair value measurements for certificates of deposits are reported in Level 2 are primarily matrix pricing that considers observable data (such as dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and other factors).

M. Date of Management Review

Subsequent events have been evaluated through February 26, 2015 which is the date the financial statements were available to be issued.

NOTE 2 - INCOME TAXES

First Citizens Financial Plus, Inc., files consolidated federal and state corporate income tax returns with its parent company and records as provision for income tax its proportionate share of the consolidated taxes.

As of December 31, 2014 and 2013, the financial statement and tax basis of assets and liabilities of First Citizens Financial Plus, Inc., are the same, and as a result, no deferred tax assets or liabilities exist. The tax years subject to examination by federal and state taxing authorities are the years ending December 31, 2013, 2012 and 2011.

NOTE 3 - FIXED ASSETS

Fixed assets used in the ordinary course of business are summarized as follows:

	2014	2013
Furniture and equipment	$ 261,595	$ 261,595
Less: accumulated depreciation	252,337	240,466
	$ 9,258	$ 21,129

NOTE 4 - EMPLOYEE STOCK OWNERSHIP PLAN AND 401(k) PLAN

The employees of First Citizens Financial Plus, Inc., participate in the First Citizens National Bank of Dyersburg Employee Stock Ownership Plan (the "ESOP") and the First Citizens National Bank 401(k) Plan (the "401(k) Plan") maintained by the parent company, First Citizens National Bank. The 401(k) Plan was adopted October 1, 2000. The plans provide for a contribution annually not to exceed 25% of the total compensation of all participants and afford eligibility for participation to all full-time employees who have completed at least one year of service and are age 21 or older.

The Company contributes annually amounts equal to 3% of total eligible compensation to the 401(k) Plan. For the ESOP, the Company's annual contributions for the years ended December 31, 2014 and 2013 were 7% of total eligible compensation for the applicable year. Total eligible compensation for both plans consists of total compensation subject to income tax. Total eligible compensation includes any salary deferrals made through the 401(k) Plan and Section 125 Cafeteria Plan and is subject to maximum limits set annually by the IRS. Each participant may also elect to defer up to 75% of his or her pay into the 401(k) Plan, subject to dollar limitations imposed by law.

Cash contributions to the 401(k) Plan for the years ended December 31, 2014 and 2013 were $21,886 and $20,405, respectively. Cash contributions to the ESOP for the years ended December 31, 2014 and 2013 were $51,066 and $47,439, respectively. Cash contributions to the 401(k) and ESOP Plan are reported in salaries and employee benefits on the statement of income.

NOTE 5 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2014 and 2013, First Citizens Financial Plus, Inc. had deposits in the amount of $122,487 and $51,143, respectively, which were not insured.

NOTE 6 - OPERATING LEASE

Beginning July 1, 2010, First Citizens National Bank, the parent company of First Citizens Financial Plus, Inc., entered into a 5 year lease continuation agreement for office space for First Citizens Financial Plus, Inc., which is located at 2017 St. John Street, Dyersburg, Tennessee. First Citizens National Bank will pay $1,850 per month for the entire term of the lease and the rent shall be prorated for any partial month. Beginning July 1, 2015, First Citizens National Bank will have the option to renew the lease for an additional 5 year period for a rental fee of $2,460 per month.

Expected future lease payments are as follows:

2015	$ 25,860
2016	29,520
2017	29,520
2018	29,520
2019	29,520
	$ 143,940

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company makes certain payments to the Parent for reimbursement of its portion of general expenses that are contracted for on a consolidated basis. Such general expenses include items such as payroll services, phone, postage and office supplies. The Company also remits its portion of state and federal taxes to the Parent for payment on a consolidated basis. Total payments made to the Parent during the years ended December 31, 2014 and 2013, for taxes and expense reimbursements were $867,722 and $856,700, respectively. An expense sharing agreement is in place with the Parent. The Company also has a demand deposit checking account held at the Parent in which normal operating activities of the Company occur. The bank balance of this checking account as of December 31, 2014 and 2013 was $55,332 and $89,389, respectively.

The Arlington and Union City branches of the Company are located in the Parent's buildings. The Dyersburg branch is owned by a third party, but the lease agreement is between the third party and the Parent, on behalf of the Company. For each of the years ended December 31, 2014 and 2013, annual building rent paid for the Dyersburg, Arlington, and Union City branches were $22,200, $4,500, and $3,600, respectively for each location.

Accrued expenses as of December 31, 2014 and 2013, included $51,066 and $47,439, respectively, which were due to the Parent for the Company's ESOP contribution, as well as, commissions and bonuses payable to employees totaling $30,927 and $28,786 for each respective year.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in an amount exceeding the greater of $50,000 or 6-2/3 percent of total aggregate indebtedness. As of December 31, 2014, this requirement totaled $50,000. The Company's net capital amounted to $1,616,256 as of December 31, 2014, exceeding the minimum capital requirement by $1,566,256. In addition, Rule 15c3-1 requires that the company's aggregate indebtedness not exceed 1500 percent of its net capital. The actual aggregate indebtedness to net capital ratio as of December 31, 2014 was 8.65%.

SUPPLEMENTARY INFORMATION SECTION

FIRST CITIZENS FINANCIAL PLUS, INC.
COMPUTATION OF NET CAPITAL
December 31, 2014

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total Stockholders' Equity from balance sheet/ qualified for net capital	$ 1,636,873	$ -	$ 1,636,873
Deductions:			
Ownership equity not allowable	(747)	-	(747)
Non-allowable assets	(13,056)	-	(13,056)
Net capital before haircuts on securities positions	1,623,070	-	1,623,070
Haircuts on security positions	(6,814)	-	(6,814)
Net Capital	**$ 1,616,256**	**-**	**$ 1,616,256**
Computation of Basic Net Capital Requirement			
Minimum net capital required	$ 9,325	$ -	$ 9,325
Minimum dollar net capital requirement	$ 50,000	$ -	$ 50,000
Net capital requirement	$ 50,000	$ -	$ 50,000
Excess net capital	$ 1,566,256	$ -	$ 1,566,256
Excess net capital at 120%	$ 1,556,256	$ -	$ 1,556,256
Computation of Aggregate Indebtedness			
Total liabilities from balance sheet/ aggregate indebtedness	$ 139,869	$ -	$ 139,869
Other unrecorded amounts	$	$ -	$ -
Percentage of Aggregate Indebtedness to Net Capital	8.65%	-	8.65%

See independent auditor's report.

AGREED-UPON PROCEDURES SECTION

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

185 North Church St.
Dyersburg, TN 38024

Phone 731.285.7900
Fax 731.285.6221
www.atacpa.net

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
First Citizens Financial Plus, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by First Citizens Financial Plus, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Citizens Financial Plus, Inc.'s compliance with the applicable instructions of Form SIPC-7. First Citizens Financial Plus, Inc.'s management is responsible for First Citizens Financial Plus, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 26, 2015

form@sipc.org

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2424**********************MIXED AADC 220
035333 FINRA DEC
FIRST CITIZENS FINANCIAL PLUS INC
2017 SAINT JOHN AVE STE A
DYERSBURG TN 38024-2209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1008

B. Less payment made with SIPC-6 filed (exclude interest) (461)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 547

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 547 funds wired 1/15/15

H. Overpayment carried forward $( ) emailed cop 1/15/15 AW

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Citizens Financial Plus
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 15 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1452,433
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1020,838
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28547
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	10
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1049,395
2d. SIPC Net Operating Revenues	$ 403,048
2e. General Assessment @ .0025	$ 1008
	(to page 1, line 2.A.)

COMPLIANCE SECTION

FIRST CITIZENS
FINANCIAL PLUS, INC.

To Whom It May Concern:

First Citizens Financial Plus, Inc. is a fully-disclosed introducing broker dealer and as such claims exemption from SEC Rule 15C3-3 under provision (k)(2)(ii), as listed below:

(k)(2)(ii) Exemption – Applies to broker-dealers who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

First Citizens Financial Plus, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

Thomas Hopper, President

Member SIPC
A Subsidiary of First Citizens National Bank,

NOT FDIC INSURED	NO BANK GUARANTEE	MAY LOSE VALUE

Members of:
American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

ATA ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants
Offices in Tennessee & Kentucky

185 North Church St.
Dyersburg, TN 38024

Phone 731.285.7900
Fax 731.285.6221
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Citizens Financial Plus, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Citizens Financial Plus, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) First Citizens Financial Plus, Inc. stated that First Citizens Financial Plus, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Citizens Financial Plus, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Citizens Financial Plus, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 26, 2015